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SEC
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FEB 22 2008

Washington, DC
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SECU 08026135 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52231

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFBA Five Star Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 North Washington Street
(No. and Street)

Alexandria (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard (Address) Mclean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Houchins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFBA Five Star Securities Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARK A. CENTANNI
COMMONWEALTH OF VIRGINIA
ID# 178040
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star
Investment Management Co.)

REPORT AND
FINANCIAL STATEMENTS

DECEMBER 31, 2007

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Shareholder of
AFBA Five Star Securities Company:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of AFBA Five Star Securities Company at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 1, 2008

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 289,256
Distribution fees receivable	45,380
Net service fee receivable from affiliate	12,532
Advanced commissions	116,908
Prepaid expenses	19,406
Total assets	$ 483,482

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
General expenses due and accrued	$ 33,482
Total liabilities	33,482
Shareholder's equity:	
Common stock, $1 par value; 25,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	445,000
Retained earnings	-
Total shareholder's equity	450,000
Total liabilities and shareholder's equity	$ 483,482

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Service fees	$ 140,289
Distribution fees	155,935
Net investment & other income	43,066
Total revenues	339,290
Employee compensation and benefits	144,674
Regulatory fees and expenses	31,094
Commission expense	129,331
Other expenses	34,191
Total expenses	339,290
Income before Federal income tax expense	-
Provision for Federal income tax expense	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2006	$ 5,000	$ 445,000	$ -	$ 450,000
Contributions	-	-	-	-
Net income	-	-	-	-
Balance at December 31, 2007	$ 5,000	$ 445,000	$ -	$ 450,000

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization of advanced commissions	129,331
Advance commission payments, net	(37,063)
Increase in prepaid expenses	(660)
Decrease in distribution fees receivable	3,734
Decrease in service fees receivable	(5,222)
Increase in general expenses due and accrued	5,920
Net cash provided by operations	96,040
Net increase in cash and cash equivalents	
Cash and cash equivalents, beginning of year	193,216
Cash and cash equivalents, end of year	$ 289,256

The accompanying notes are an integral part of these financial statements.

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

AFBA Five Star Securities Company (the Company) is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a Virginia Corporation on July 19, 1999, and is a wholly-owned subsidiary of AFBA 5 Star Investment Management Co. (IMCO) and ultimately a wholly-owned subsidiary of Armed Forces Benefit Association (AFBA).

The Company was established to be a distribution source for IMCO for the marketing of the AFBA 5Star Funds (the Funds) and is not engaged in any other lines of business. The Company is licensed in forty-nine jurisdictions. Because the Company does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from SEC Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are summarized below:

Cash equivalents - Cash equivalents consist of short-term investments with original maturities of 90 days or less.

Prepaid expenses - Prepaid expenses consist of insurance and license fees capitalized and amortized over a one-year period.

Service fees - The Company has entered into a contract with IMCO whereby it receives an annual service fee equal to the total operating costs incurred by the Company for the related period, net of any investment earnings and other income earned and distribution fees and contingent deferred sales charge revenue earned.

Commissions and distribution fees - The Company has entered into an agreement with PFPC Distributors, Inc., the primary distributor of the Funds, whereby the Company, on behalf of the Funds, will advance all sales commissions of the B and C share classes of the Funds, as well as pay the sales commission on sales of the A share class that reach a qualified level at which there is no upfront sales charge. Commission advances are capitalized and amortized over the expected contingent deferred sales charge period of seven years for B shares and one year for C shares, whereas the A share commissions are expensed as incurred. Contingent deferred sales charges ("CDSC") received from shareholders of the B and C share classes of the Funds upon redemption of their shares are recorded as reductions in unamortized advanced commissions when received. Sales charges for A shares are recognized as revenue when received. In return for advancing the sales commissions, the Company receives SEC Rule 12b-1 distribution fees in the amount of 0.75% per annum of the respective net assets on which a sales commission was advanced.

The gross carrying amount of B and C share advanced commissions, accumulated amortization and cumulative CDSC received were $387,626, $161,094, and $109,230 at December 31, 2007 respectively. Amortization expense was $129,331 for the year ended December 31, 2007. The estimated amortization expense, based on the December 31, 2007 net balance of $116,908, for each of the next five years is $49,712, $30,462, $24,928, $14,266, and $2,081. The Company tests the recoverability of the advance commission asset annually, or when events and changes in circumstances occur that could significantly increase the risk of non-recovery by comparison to estimated undiscounted future cash flows to be realized from this asset. At December 31, 2007, advanced commissions are considered fully recoverable. The gross amount of A share commissions expensed and cumulative CDSC received since inception were $11,715 and $9,656, as of December 31, 2007.

Other Income - In 2007, the National Association of Security Dealers (NASD) merged with the member regulation, enforcement and arbitration functions of the New York Stock Exchange to form FINRA. As part of the merger, the Company, as a member of the NASD, received a one time payout of $35,000. This amount is included in net investment and other income for the year ended December 31, 2007.

Income taxes - The Company is included in the consolidated Federal income tax return filed by 5 Star Financial LLC (Financial), IMCO's immediate parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Financial. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

New Accounting Pronouncement - Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional disclosures about uncertain tax positions. The Company is not aware of any uncertain tax positions and did not record additional liability related to this adoption.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTIES

In addition to the service fees paid to the Company by IMCO, the Company is engaged in transactions with affiliated companies relating to the marketing of the Funds and general operations of the Company. Certain costs incurred by the affiliates are passed on to the Company directly. Because of the affiliated relationships, the financial statements may not be indicative of the financial condition or results of operations if the Company were a standalone entity. A formal allocation agreement exists for the allocation of salaries and other personnel costs. Total costs incurred under the agreement were $144,674 in 2007.

The Company had outstanding payables of $12,166 to IMCO for salaries and general operating expenses at December 31, 2007. The Company had outstanding related party receivables of $24,698 from IMCO at December 31, 2007.

The Company leases 152 square feet of office space from Financial. Total rent expense incurred in 2007 was $5,712. Included in rent expense are pass-through expenses for the Company's proportionate share of real estate taxes and other rental operating expenses. Total future minimum lease payments under existing leases as of December 31, 2007 are as follows:

For the year ending:	
2008	$ 4,848
2009	3,718
Total	$ 8,566

NOTE 4 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and distribution fees receivable - The carrying amount approximates fair value because of their short maturities.

NOTE 5 – EMPLOYEE BENEFIT PLANS

AFBA sponsors a defined benefit plan covering substantially all employees of AFBA and its subsidiaries. The benefits are based on years of service and the employee's compensation during the last five years of employment. AFBA's funding policy is to make the minimum annual

contributions required by applicable regulations, and to charge each subsidiary for its allocable share of such contributions based on a percentage of payrolls.

The Company participates in a voluntary defined contribution incentive savings plan available to all eligible employees of AFBA and its subsidiaries upon completion of three months of service. Employees' contributions are matched by the Company up to the maximum of 5% of the participant's based compensation.

The Company does not offer post-retirement benefits.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $255,744 which was $250,774 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.13 to 1.

Schedule I

AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net capital	
Total shareholder's equity	$ 450,000
Add:	
Subordinated borrowing allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	450,000
Deductions for non-allowable assets:	
Fixed assets, net	-
Distribution fees receivable	(57,912)
Advanced commissions	(116,908)
Prepaid expenses	(19,406)
	(194,226)
Tentative net capital	255,774
Haircuts on securities	-
Net capital	$ 255,774
Aggregate indebtedness	$ 33,482
Computation of basic net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 250,774
Excess net capital at 1000%	$ 252,426
Ratio: Aggregate indebtedness to net capital	0.13 to 1

There are no material differences between the above computation of net capital and that included in the Company's unaudited December 31, 2007 FOCUS IIA Report.

Schedule II

AFBA FIVE STAR SECURITIES COMPANY

(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in accordance with Section K(1).

Schedule III
AFBA FIVE STAR SECURITIES COMPANY
(a wholly-owned subsidiary of AFBA 5 Star Investment Management Co.)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission Act of 1934 in accordance with Section K(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

To Board of Directors and Shareholder of
AFBA Five Star Securities Company:

In planning and performing our audit of the financial statements of AFBA Five Star Securities Company (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 1, 2008

END